Exhibit 99.1

THIRD QUARTER REPORT

SEPTEMBER 30, 2013

TABLE OF CONTENTS

ITEM 1.	Financial Statements
Unaudited Interim Consolidated Balance Sheets as at September 30, 2013 and December 31, 2012 (Restated)

Unaudited Interim Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2013 and 2012 (Restated)

Unaudited Interim Consolidated Statements of Comprehensive Loss for the Three and Nine Month Periods ended September 30, 2013 and 2012 (Restated)

Unaudited Interim Consolidated Statement of Equity for the Nine Month Period ended September 30, 2013

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2013 and 2012 (Restated)

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	September 30, 2013	December 31, 2012
(Unaudited)		(Restated Note 2)

ASSETS

CURRENT
Cash and cash equivalents	$102,516	$1,115,262
Short-term investments	—	15,000
Accounts receivable	10,599	7,647
Due from related parties	3,529	1,533
Inventories (Note 5)	732,569	328,853
Prepaid expenses	63,737	59,898
Current assets held for sale (Notes 2 and 4)	57,998	86,837

TOTAL CURRENT ASSETS	970,948	1,615,030

LONG-TERM INVESTMENTS (Note 6)	80,469	64,592
OTHER LONG-TERM INVESTMENTS (Note 7)	251,180	270,612
INVENTORIES (Note 5)	108,558	67,897
PROPERTY, PLANT AND EQUIPMENT (Note 8)	7,116,566	6,794,349
DEFERRED INCOME TAXES	53,146	48,510
OTHER ASSETS	21,472	31,406
NON-CURRENT ASSETS HELD FOR SALE (Notes 2 and 4)	143,198	197,713

TOTAL ASSETS	$8,745,537	$9,090,109

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$377,241	$738,655
Payable to related parties	164,292	185,462
Deferred revenue	43,349	—
Deferred consideration (Note 6 (a))	235,000	—
Interest payable on long-term debt (Notes 9 and 10)	23,116	31,406
Interim and bridge funding facilities (Note 10)	1,997,663	1,799,004
Current liabilities held for sale (Notes 2 and 4)	40,840	25,231

TOTAL CURRENT LIABILITIES	2,881,501	2,779,758

CONVERTIBLE CREDIT FACILITY (Note 9)	98,346	102,473
ASSET RETIREMENT OBLIGATIONS	82,104	96,698
NON-CURRENT LIABILITIES HELD FOR SALE (Notes 2 and 4)	28,814	30,214

TOTAL LIABILITIES	3,090,765	3,009,143

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 20)
SUBSEQUENT EVENTS (Note 1)

EQUITY

SHARE CAPITAL (Note 11)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
1,006,076,269 (2012 - 1,005,535,530) common shares	9,150,332	9,145,394
ADDITIONAL PAID-IN CAPITAL	1,544,968	1,520,745
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 12)	5,960	12,849
DEFICIT	(4,858,888)	(4,608,549)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	5,842,372	6,070,439
NONCONTROLLING INTERESTS (Note 13)	(187,600)	10,527

TOTAL EQUITY	5,654,772	6,080,966

TOTAL LIABILITIES AND EQUITY	$8,745,537	$9,090,109

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
(Unaudited)		(Restated Note 2)		(Restated Note 2)

REVENUE	$15,651	$3,805	$26,178	$76,877

COST OF SALES (Note 14)	(34,498)	(36,755)	(89,656)	(118,791)

EXPENSES
Exploration and evaluation	(14,974)	(10,918)	(31,658)	(40,601)
Other operating expenses	(74,274)	(19,608)	(144,510)	(55,189)
General and administrative	(12,117)	(18,261)	(44,940)	(130,765)
Depreciation	(485)	(82)	(1,439)	(323)
Accretion of asset retirement obligations	(1,355)	(828)	(4,748)	(1,850)
Write-down of carrying value of materials and supplies inventory	—	—	(6,930)	—
Write-down of carrying value of property, plant and equipment	(272)	(2,288)	(5,194)	(2,288)

TOTAL EXPENSES	(137,975)	(88,740)	(329,075)	(349,807)

OPERATING LOSS	(122,324)	(84,935)	(302,897)	(272,930)

OTHER INCOME (EXPENSES)
Interest income	2,005	4,287	13,763	12,140
Interest expense	(8,850)	(4,304)	(21,467)	(7,089)
Financing costs	—	—	—	(164,384)
Foreign exchange gains (losses)	2,580	13,677	(1,052)	14,472
Change in fair value of derivative	—	176,158	—	194,664
Change in fair value of embedded derivatives (Note 9)	113	12,856	4,204	38,851
Other expense (Note 15)	(167)	(12,849)	(3,137)	(15,923)

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(126,643)	104,890	(310,586)	(200,199)
(Provision) recovery of income and other taxes	(24,349)	3,528	(35,291)	(9,308)
Share of loss of significantly influenced investees	(521)	(6,711)	(3,072)	(26,977)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(151,513)	101,707	(348,949)	(236,484)
LOSS FROM DISCONTINUED OPERATIONS (Notes 2 and 4)	(16,528)	(22,077)	(83,733)	(107,360)

NET (LOSS) INCOME	(168,041)	79,630	(432,682)	(343,844)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 13)	74,010	32,572	182,343	76,776

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(94,031)	$112,202	$(250,339)	$(267,068)

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(84,763)	$125,540	$(202,966)	$(201,375)
DISCONTINUED OPERATIONS	(9,268)	(13,338)	(47,373)	(65,693)

	$(94,031)	$112,202	$(250,339)	$(267,068)

BASIC (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. FROM
CONTINUING OPERATIONS	$(0.08)	$0.14	$(0.20)	$(0.25)
DISCONTINUED OPERATIONS	(0.01)	(0.01)	(0.05)	(0.08)

	$(0.09)	$0.13	$(0.25)	$(0.33)

DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. FROM
CONTINUING OPERATIONS	$(0.08)	$0.14	$(0.20)	$(0.25)
DISCONTINUED OPERATIONS	(0.01)	(0.01)	(0.05)	(0.08)

	$(0.09)	$0.13	$(0.25)	$(0.33)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)
BASIC	1,006,036	925,673	1,005,802	803,028
DILUTED	1,006,036	926,482	1,005,802	803,028

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
(Unaudited)		(Restated Note 2)		(Restated Note 2)

NET (LOSS) INCOME	$(168,041)	$79,630	$(432,682)	$(343,844)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized gains (losses) on available-for-sale equity securities, net of tax recovery of $nil, $nil, $nil, $2,847 (Note 6 (b))	16,698	13,700	16,414	(10,222)
Unrealized (losses) gains on available-for-sale debt securities, net of tax of $nil, $nil, $nil, $nil (Note 7)	(1,437)	3,942	(13,650)	29,988
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	2,172	2,225	(23,124)	4,264

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	17,433	19,867	(20,360)	24,030

TOTAL COMPREHENSIVE (LOSS) INCOME	$(150,608)	$99,497	$(453,042)	$(319,814)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(77,733)	$123,835	$(257,228)	$(249,078)
Noncontrolling interests	(72,875)	(24,338)	(195,814)	(70,736)

	$(150,608)	$99,497	$(453,042)	$(319,814)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statement of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount

Balances, December 31, 2012 (Restated Note 2)	1,005,535,530	$9,145,394	$1,520,745	$12,849	$(4,608,549)	$10,527	$6,080,966
Net loss	—	—	—	—	(250,339)	(182,343)	(432,682)
Other comprehensive loss	—	—	—	(6,889)	—	(13,471)	(20,360)
Shares issued for:
Exercise of stock options	499,525	4,373	(2,934)	—	—	—	1,439
Share purchase plan	27,464	201	—	—	—	—	201
Bonus shares	13,750	364	(364)	—	—	—	—
Other increase (decrease) in noncontrolling interests (Note 13)	—	—	13,229	—	—	(2,313)	10,916
Dilution losses	—	—	(2,331)	—	—	—	(2,331)
Stock-based compensation (net of reclassifications of $290)	—	—	16,623	—	—	—	16,623

Balances, September 30, 2013	1,006,076,269	$9,150,332	$1,544,968	$5,960	$(4,858,888)	$(187,600)	$5,654,772

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 16)	$(301,437)	$(108,667)	$(617,358)	$(370,869)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	—	13,000
Purchase of long-term investments	(4,506)	(7,500)	(6,085)	(31,950)
Proceeds from redemption of short-term investments	—	—	15,000	—
Proceeds from sale of long-term investments	221	—	447	1,500
Proceeds from redemption of other long-term investments	—	35,690	6,048	50,757
Proceeds from deferred consideration (Note 6 (a))	235,000	—	235,000	—
Expenditures on property, plant and equipment	(101,543)	(620,880)	(857,639)	(2,010,647)
Proceeds from sale of property, plant and equipment	265	—	982	—
Proceeds from other assets	—	4,252	7,961	744

Cash provided by (used in) investing activities of continuing operations	129,437	(588,438)	(598,286)	(1,976,596)
Cash used in investing activities of discontinued operations (Notes 2 and 4)	(5,362)	(22,300)	(24,181)	(61,304)

Cash provided by (used in) investing activities	124,075	(610,738)	(622,467)	(2,037,900)

FINANCING ACTIVITIES
Issue of share capital	262	1,763,181	1,640	1,783,693
Proceeds from interim and bridge funding facilities (Note 10)	433,659	218,187	433,659	1,398,349
Repayment of interim and bridge funding facilities (Note 10)	(235,000)	—	(235,000)	—
Repayment of credit facilities	—	(46,515)	—	(46,804)
Noncontrolling interests’ reduction of investment in subsidiaries	—	—	—	(960)
Noncontrolling interests’ investment in subsidiaries	30	113	110	839

Cash provided by financing activities of continuing operations	198,951	1,934,966	200,409	3,135,117
Cash provided by financing activities of discontinued operations (Notes 2 and 4)	—	—	4,474	—

Cash provided by financing activities	198,951	1,934,966	204,883	3,135,117

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(76)	13,245	(3,118)	19,956

NET CASH INFLOW (OUTFLOW)	21,513	1,228,806	(1,038,060)	746,304
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	103,311	515,552	1,162,884	998,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$124,824	$1,744,358	$124,824	$1,744,358
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	(22,308)	(17,797)	(22,308)	(17,797)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$102,516	$1,726,561	$102,516	$1,726,561

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$92,499	$434,075	$92,499	$434,075
Short-term money market instruments	10,017	1,292,486	10,017	1,292,486

	$102,516	$1,726,561	$102,516	$1,726,561

Supplementary cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Turquoise Hill Resources Ltd. (“the Company”), together with its subsidiaries (collectively referred to as “Turquoise Hill”), is an international mining company focused on copper, gold and coal mines in the Asia Pacific region.

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business operations. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at September 30, 2013, Turquoise Hill had consolidated cash and cash equivalents of $102.5 million, a consolidated working capital deficiency of $1.9 billion and an accumulated deficit of $4.9 billion. The consolidated working capital deficiency is largely a result of classifying the $2.0 billion aggregate amount due to majority shareholder Rio Tinto plc (“Rio Tinto”) under the interim funding facility and the New Bridge Facility (Note 10) as a current liability.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility had an initial maturity date of December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package, including a New Bridge Facility (Note 10 (b)). Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that had an original maturity date of December 31, 2013. The facility was initially used to refinance amounts outstanding under the Short-Term Bridge Facility (Note 10 (b)) and thereafter is being used for the continued ramp up of phase one of the Oyu Tolgoi mine’s development.

Under the terms of the 2013 Memorandum of Agreements entered into with Rio Tinto in connection with the New Bridge Facility (the “2013 MOA”, in the event that the Oyu Tolgoi project financing funds are not available to repay the New Bridge Facility and the $1.8 billion interim funding facility by their respective maturity dates, the Company is obligated to launch a rights offering, with a standby commitment from Rio Tinto, originally to close by the end of 2013, the proceeds of which would be used to repay both facilities. To allow for completion of a rights offering, Rio Tinto and the Company have agreed to amend the 2013 MOA and to extend the latest date by which the rights offering must be completed to January 13, 2014 (although the Company has agreed to use reasonable commercial efforts to close the rights offering as soon as practicable) and, correspondingly, to extend the maturity dates of the interim funding facility and the New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

On November 1, 2013, the Company announced that it has completed the divestment of the entirety of its interest in Inova Resources Limited to Shanxi Donghui Coking & Chemicals Group Co., Ltd. for approximately $85 million in cash (Note 4). These funds are expected to be received in November 2013.

The Company believes that based on its current cash position, the availability of components of the new funding package, cash generated from the operation of the Oyu Tolgoi mine, the value of investments in publicly-traded subsidiaries and the planned project financing package, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The consolidated financial statements and notes thereto as of December 31, 2012 and for the three and nine month periods ended September 30, 2012 have been restated to correct errors identified subsequent to the original issuance of the financial statements for those periods, as more fully described below.

(a)	Correction of errors related to SouthGobi revenue recognition

The Company has determined that certain revenue transactions of SouthGobi were previously recognized in the Company’s consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement is due to a change in the determination of when revenue should be recognized from its sales of coal previously recognized in the quarter ended December 31, 2010, the full year ended December 31, 2011 and the six months ended June 30, 2012. The affected transactions relate to sales contracts which specify the location of title transfer as the customer’s stockpile, which is located in a yard within the Ovoot Tolgoi mine’s mining license area. During the affected periods, revenue for such sales was recognized upon delivery of coal to the customer’s stockpile. The restated consolidated financial statements reflect a correction in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

(b)	Correction of error related to withholding taxes on intercompany interest

During the fourth quarter ended December 31, 2012, the Company identified and recorded $7.6 million and $20.7 million of accrued withholding taxes on intercompany interest that arose in the three and nine month periods ended September 30, 2012 but were not identified and recorded in those periods. In conjunction with the restatement described in (a) above, the Company has made adjustments to reflect the withholding taxes in the proper periods.

The following tables represent the impact of these matters on the previously issued financial statements as of December 31, 2012 and for the three and nine month periods ended September 30, 2012, as well as the reclassification of Inova’s assets and liabilities as held for sale and the operations of Inova as discontinued operations as discussed in Note 4.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Balance Sheet:

	December 31,
	2012
	As previously reported	Correction of errors		Discontinued operations (Note 4)	As restated
ASSETS
Current
Cash and cash equivalents	$1,162,884	$—		$(47,622)	$1,115,262
Short-term investments	15,000	—			15,000
Accounts receivable	26,460	(14,139	)(a)	(4,674)	7,647
Due from related parties	1,672	—		(139)	1,533
Inventories	351,900	9,052	(a)	(32,099)	328,853
Prepaid expenses	52,750	9,451	(a)	(2,303)	59,898
Current assets held for sale	—	—		86,837	86,837

Total current assets	1,610,666	4,364		—	1,615,030
Long-term investments	66,872	—		(2,280)	64,592
Other long-term investments	270,612	—			270,612
Inventories	67,897	—			67,897
Property, plant and equipment	6,963,750	—		(169,401)	6,794,349
Deferred income taxes	47,556	954	(a)		48,510
Other assets	57,438	—		(26,032)	31,406
Non-current assets held for sale	—	—		197,713	197,713

Total assets	$9,084,791	$5,318		$—	$9,090,109

LIABILITIES
Current
Accounts payable and accrued liabilities	$755,705	$8,181	(a)	$(25,231)	$738,655
Payable to related parties	185,462	—		—	185,462
Interest payable on long-term debt	31,406	—			31,406
Interim and bridge funding facilities	1,799,004	—			1,799,004
Current liabilities held for sale	—	—		25,231	25,231

Total current liabilities	2,771,577	8,181		—	2,779,758
Convertible credit facility	102,473	—			102,473
Asset retirement obligations	126,912	—		(30,214)	96,698
Non-current liabilities held for sale	—	—		30,214	30,214

Total liabilities	3,000,962	8,181		—	3,009,143

EQUITY
Share capital	9,145,394	—		—	9,145,394
Additional paid-in capital	1,520,745	—		—	1,520,745
Accumulated other comprehensive income	12,849	—		—	12,849
Deficit	(4,606,905)	(1,644)		—	(4,608,549)

Total Turquoise Hill Resources Ltd. Shareholders’ Equity	6,072,083	(1,644)		—	6,070,439
Noncontrolling Interests	11,746	(1,219)		—	10,527

Total equity	6,083,829	(2,863)		—	6,080,966

Total liabilities and equity	$9,084,791	$5,318		$—	$9,090,109

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Operations:

	Three Months Ended September 30, 2012					Nine Months Ended September 30, 2012
	As previously reported (Note 3 (b))	Correction of errors		Discontinued operations (Note 4)	As restated	As previously reported (Note 3 (b))	Correction of errors		Discontinued operations (Note 4)	As restated

REVENUE	$23,787	$467	(a)	$(20,449)	$3,805	$92,141	$24,974	(a)	$(40,238)	$76,877

COST OF SALES	(54,904)	1,338	(a)	16,811	(36,755)	(135,007)	(24,646	)(a)	40,862	(118,791)

EXPENSES
Exploration and evaluation	(32,526)	—		21,608	(10,918)	(128,351)	—		87,750	(40,601)
Other operating expenses	(22,813)	(1,390	)(a)	4,595	(19,608)	(73,164)	1,193	(a)	16,782	(55,189)
General and administrative	(18,261)	—		—	(18,261)	(130,765)	—		—	(130,765)
Depreciation	(635)	—		553	(82)	(2,966)	—		2,643	(323)
Accretion of asset retirement obligations	(1,397)	—		569	(828)	(3,543)	—		1,693	(1,850)
Write-down of trade receivables	(12,519)	12,519	(a)	—	—	(12,519)	12,519	(a)	—	—
Write-down of carrying value of property, plant and equipment	(2,288)	—		—	(2,288)	(2,288)	—		—	(2,288)

Total expenses	(145,343)	12,467		44,136	(88,740)	(488,603)	(10,934)		149,730	(349,807)

Operating loss	(121,556)	12,934		23,687	(84,935)	(396,462)	14,040		109,492	(272,930)

OTHER INCOME (EXPENSES)
Interest income	4,714	—		(427)	4,287	15,425	—		(3,285)	12,140
Interest expense	(4,304)	—		—	(4,304)	(7,089)	—		—	(7,089)
Financing costs	—	—		—	—	(164,384)	—		—	(164,384)
Foreign exchange gains (losses)	13,851	(124	)(a)	(50)	13,677	15,093	(372	)(a)	(249)	14,472
Change in fair value of derivative	176,158	—		—	176,158	194,664	—		—	194,664
Change in fair value of embedded derivatives	12,856	—		—	12,856	38,851	—		—	38,851
Other expense	(12,296)	—		(553)	(12,849)	(17,094)	—		1,171	(15,923)

INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	69,423	12,810		22,657	104,890	(320,996)	13,668		107,129	(200,199)
Recovery (provision) of income and other taxes	14,336	(3,203	)(a)	—	3,528	14,339	(3,418	)(a)	520	(9,308)
		(7,605	)(b)				(20,749	)(b)
Share of loss of significantly influenced investees	(6,131)	—		(580)	(6,711)	(26,688)	—		(289)	(26,977)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	77,628	2,002		22,077	101,707	(333,345)	(10,499)		107,360	(236,484)
LOSS FROM DISCONTINUED OPERATIONS	—	—		(22,077)	(22,077)	—	—		(107,360)	(107,360)

NET (LOSS) INCOME	77,628	2,002		—	79,630	(333,345)	(10,499)		—	(343,844)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	36,636	(4,064	)(a)	—	32,572	81,112	(4,336	)(a)	—	76,776

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$114,264	$(2,062)		$—	$112,202	$(252,233)	$(14,835)		$—	$(267,068)

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$114,264	(2,062)		13,338	125,540	$(252,233)	(14,835)		65,693	(201,375)
DISCONTINUED OPERATIONS	—	—		(13,338)	(13,338)	—	—		(65,693)	(65,693)

	$114,264	$(2,062)		$—	$112,202	$(252,233)	$(14,835)		$—	$(267,068)

BASIC (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. FROM
CONTINUING OPERATIONS	$0.13	$—		$0.01	$0.14	$(0.31)	$(0.02)		$0.08	$(0.25)
DISCONTINUED OPERATIONS	—	—		(0.01)	(0.01)	—	—		(0.08)	(0.08)

	$0.13	$—		$—	$0.13	$(0.31)	$(0.02)		$—	$(0.33)

DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. FROM
CONTINUING OPERATIONS	$0.13	$—		$0.01	$0.14	$(0.31)	$(0.02)		$0.08	$(0.25)
DISCONTINUED OPERATIONS	—	—		(0.01)	(0.01)	—	—		(0.08)	(0.08)

	$0.13	$—		$—	$0.13	$(0.31)	$(0.02)		$—	$(0.33)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Comprehensive Loss:

	Three Months Ended September 30, 2012					Nine Months Ended September 30, 2012
	As previously reported	Correction of errors		Discontinued operations (Note 4)	As restated	As previously reported	Correction of errors		Discontinued operations (Note 4)	As restated

NET INCOME (LOSS)	$77,628	$2,002		$—	$79,630	$(333,345)	$(10,499)		$—	$(343,844)
TOTAL COMPREHENSIVE INCOME (LOSS)	97,495	2,002		—	99,497	(309,315)	(10,499)		—	(319,814)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$125,897	$(2,062	)(a)	$—	$123,835	$(234,243)	$(14,835	)(a)	$—	$(249,078)
Noncontrolling interests	(28,402)	4,064	(a)	—	(24,338)	(75,072)	4,336	(a)	—	(70,736)

	$97,495	$2,002		$—	$99,497	$(309,315)	$(10,499)		$—	$(319,814)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Cash Flows:

	Three Months Ended September 30, 2012				Nine Months Ended September 30, 2012
	As previously reported	Correction of errors	Discontinued operations (Note 4)	As restated	As previously reported	Correction of errors	Discontinued operations (Note 4)	As restated

OPERATING ACTIVITIES

Cash used in operating activities	$(108,667)	$—	$—	$(108,667)	$(370,869)	$—	$—	$(370,869)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	—	—	13,000	—	—	13,000
Purchase of long-term investments	(7,500)	—	—	(7,500)	(31,950)	—	—	(31,950)
Proceeds from sale of long-term investments	—	—	—	—	1,500	—	—	1,500
Proceeds from redemption of other long-term investments	35,690	—	—	35,690	50,757	—	—	50,757
Proceeds from deferred consideration (Note 6 (a))	—	—	—	—	—	—	—	—
Expenditures on property, plant and equipment	(647,915)	—	27,035	(620,880)	(2,076,694)	—	66,048	(2,010,646)
Proceeds from other assets	4,204	—	48	4,252	704	—	40	744

Cash used in investing activities of continuing operations	(615,521)	—	27,083	(588,438)	(2,042,684)	—	66,088	(1,976,596)
Cash used in investing activities of discontinued operations	—	—	(22,300)	(22,300)	—	—	(61,304)	(61,304)

Cash used in investing activities	(615,521)	—	4,783	(610,738)	(2,042,684)	—	4,784	(2,037,900)

FINANCING ACTIVITIES
Issue of share capital	1,763,181	—	—	1,763,181	1,783,693	—	—	1,783,693
Proceeds from interim and bridge funding facilities	218,187	—	—	218,187	1,398,349	—	—	1,398,349
Repayment of credit facilities	(46,515)	—	—	(46,515)	(46,804)	—	—	(46,804)
Noncontrolling interests’ reduction of investment in subsidiaries	—	—	—	—	(960)	—	—	(960)
Noncontrolling interests’ investment in subsidiaries	113	—	—	113	839	—	—	839

Cash provided by financing activities of continuing operations	1,934,966	—	—	1,934,966	3,135,117	—	—	3,135,117
Cash provided by financing activities of discontinued operations	—	—	—	—	—	—	—	—

Cash provided by financing activities	1,934,966	—	—	1,934,966	3,135,117	—	—	3,135,117

EFFECT OF EXCHANGE RATE CHANGES ON CASH	13,245	—	—	13,245	19,956	—	—	19,956

NET CASH INFLOW (OUTFLOW)	1,224,023	—	4,783	1,228,806	741,520	—	4,784	746,304
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	515,552	—	—	515,552	998,054	—	—	998,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,739,575	$—	$4,783	$1,744,358	$1,739,574	$—	$4,784	$1,744,358
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	—	—	(17,797)	(17,797)	—	—	(17,797)	(17,797)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$1,739,575	$—	$(13,014)	$1,726,561	$1,739,574	$—	$(13,013)	$1,726,561

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$451,644	$—	$(17,569)	$434,075	$451,644	$—	$(17,569)	$434,075
Short-term money market instruments	1,292,714	—	(228)	1,292,486	1,292,714	—	(228)	1,292,486

	$1,744,358	$—	$(17,797)	$1,726,561	$1,744,358	$—	$(17,797)	$1,726,561

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited restated consolidated financial statements for the year ended December 31, 2012.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited restated consolidated financial statements of the Company for the year ended December 31, 2012.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2013 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2013, or future operating periods. For further information, see the Company’s annual restated consolidated financial statements for the year ended December 31, 2012, including the accounting policies and notes thereto.

The Company has five segments: Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper-gold mine in southern Mongolia; Inova Resources Limited (56.1% owned) (“Inova”) (formerly Ivanhoe Australia Limited) with its copper-gold operations, development activities and exploration activities in Australia; SouthGobi Resources Ltd. (57.0% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; other exploration with projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three and nine month periods ended September 30, 2013. In particular, $23.9 million and $55.2 million have been reclassified from exploration and evaluation to other operating expenses for the three and nine months ended September 30, 2012 respectively and $2.3 million has been reclassified from cost of sales to write-down of carrying value of property, plant and equipment for the three and nine months ended September 30, 2012.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Accounting changes

•	In February 2013, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013.

(d)	Recent accounting pronouncements

•	In March 2013, ASC guidance was issued to clarify foreign currency matters as they relate to the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2014.

•	In June 2013, ASC guidance was updated to amend the scope, measurement, and disclosure requirements associated with investment companies. The updated guidance becomes effective for the Company beginning January 1, 2014.

•	In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance becomes effective for the Company beginning January 1, 2015.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2014 or later.

4.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS

In August 2013, the Company’s Board of Directors committed to a plan to sell its investment in Inova in conjunction with a proposed bid by the Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. (“Shanxi”) to acquire the majority of shares of Inova for Aud$0.22 cash per share (the “Takeover Offer”). As at September 30, 2013, the Takeover Offer was subject to a number of conditions, including regulatory approvals and a 51% minimum acceptance condition. On November 1, 2013, the Company completed the sale of all of its shares of Inova to Shanxi for approximately $85 million (Aud$90 million) in cash. These funds are expected to be received in November 2013.

The assets and liabilities of the Company’s subsidiary Inova are classified as held for sale in the consolidated balance sheet and the operations and cash flows of Inova are presented, for all periods, as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

As at September 30, 2013, the $131.5 million carrying value of Inova’s net assets less associated noncontrolling interests of $53.4 million equaled $78.1 million.

(a)	Assets and liabilities held for sale

At September 30, 2013, the carrying amounts of assets and liabilities included in the disposal group are as follows:

	September 30, 2013	December 31, 2012

Cash and cash equivalents	$22,308	$47,622
Accounts receivable	3,765	4,674
Due from related parties	—	139
Inventories	30,224	32,099
Prepaid expenses	1,701	2,303

Current assets held for sale	$57,998	$86,837

Long-term investments	$822	$2,280
Property, plant and equipment	119,267	169,401
Other assets	23,109	26,032

Non-current assets held for sale	$143,198	$197,713

Accounts payable and accrued liabilities	29,626	25,231
Deferred revenue	11,214	—

Current liabilities held for sale	$40,840	$25,231

Asset retirement obligations	$28,814	$30,214

Non-current liabilities held for sale	$28,814	$30,214

(b)	Discontinued operations

Revenue and pretax loss reported in discontinued operations for all periods presented are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Revenue	$25,489	$20,449	$112,738	$40,238

Loss before income taxes	$16,528	$22,657	$83,733	$107,129

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	INVENTORIES

	September 30, 2013	December 31, 2012
		(Restated)
Current
Copper-gold concentrate	$374,867	$—
Copper-gold stockpiles	15,367	—
Coal stockpiles	10,215	19,284
Materials and supplies	332,120	309,569

	$732,569	$328,853

Noncurrent
Run-of-mine stockpiles	$108,558	$67,897

6.	LONG-TERM INVESTMENTS

	September 30, 2013	December 31, 2012
Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
RDCC LLC	19,210	13,166
Available-for-sale equity securities (b)	52,432	33,737
Held-for-trading equity securities	330	1,455
Other equity securities, cost method (c)	8,497	16,234

	$80,469	$64,592

(a)	The Company holds a 50.0% interest in Altynalmas, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	September 30, 2013	December 31, 2012

Amount due from Altynalmas	$159,780	$156,751
Share of equity method losses in excess of common share investment	(159,780)	(156,751)

Net investment in Altynalmas	$—	$—

On August 6, 2013, the total cash consideration for the sale of the Company’s 50% interest in Altynalmas was advanced to the Company by Sumeru Gold BV (Sumeru) ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

Following receipt of the cash consideration of $235 million from Sumeru, the Company is no longer entitled to interest on outstanding amounts advanced to Altynalmas. The cash consideration is presented as deferred consideration on the consolidated balance sheet as at September 30, 2013, pending completion of the sale.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(a)	(Continued)

During the three and nine month periods ended September 30, 2013, Turquoise Hill recorded a $0.5 million (2012 - $24.4 million) and $3.0 million (2012 - $26.9 million) share of loss on this investment, respectively.

(b)	Available-for-sale equity securities

	September 30, 2013				December 31, 2012
	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

Ivanhoe Mines Ltd. (i)	7.0%	$25,675	$15,765	$41,440	7.0%	$17,938	$729	$18,667
Aspire Mining Limited (ii)	18.8%	5,661	1,261	6,922	19.9%	8,727	—	8,727
Entrée Gold Inc. (iii)	9.4%	4,723	(707)	4,016	10.7%	6,259	—	6,259
Other	—	50	4	54	—	96	(12)	84

		$36,109	$16,323	$52,432		$33,020	$717	$33,737

(i)	At September 30, 2013, the Company held 9.1 million freely tradeable Class A common shares of Ivanhoe Mines Ltd. (“Ivanhoe”) (formerly Ivanplats Limited) and a further 10.7 million Class A common shares that are subject to certain trading restrictions that expire by September 30, 2014 (Note 6 (c)(i)). The freely tradeable Class A common shares were valued based on their quoted market price. Whereas, a liquidity discount was applied to this quoted market price to value the Class A common shares that are subject to trading restrictions.

(ii)	During the three and nine month periods ended September 30, 2013, Turquoise Hill recorded an other-than-temporary impairment of $nil (2012 - $16.1 million) and $3.1 million (2012 - $16.1 million) respectively against its investment in Aspire Mining Limited (“Aspire”) based on an assessment of the fair value of Aspire.

(iii)	During the three and nine month periods ended September 30, 2013, Turquoise Hill recorded an other-than-temporary impairment of $nil (2012 - $nil) and $1.5 million (2012 - $11.4 million) respectively against its investment in Entree Gold Inc. (“Entree”) based on an assessment of the fair value of Entree.

(c)	Other equity securities, cost method

	September 30, 2013		December 31, 2012
	Equity Interest	Cost Basis	Equity Interest	Cost Basis

Ivanhoe Mines Ltd. (i)	7.0%	$8,382	7.0%	$16,119
Other	—	115	—	115

		$8,497		$16,234

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(c)	Other equity securities, cost method (continued)

(i)	In September 2012, Ivanhoe completed a reorganization whereby all 33.5 million Ivanhoe common shares held by the Company were reclassified to Class B common shares. The reclassification preserved the Company’s existing shareholder rights, but imposed a restriction on transferability that inhibited liquidity until such time as the Class B common shares were converted to Class A common shares. The Company accelerated the conversion of the Class B common shares by signing a Lock-up Agreement with Ivanhoe in April 2013. Otherwise, the conversion would have occurred automatically 39 months after the completion of Ivanhoe’s initial public offering, which was completed on October 23, 2012. Upon signing the Lock-up Agreement, the Class B common shares automatically converted to Class A common shares and became subject to certain restrictions on disposition. These trading restrictions are gradually lifted over a 33 month period commencing April 23, 2013.

As at September 30, 2013, 16.1 million Class A common shares had been transferred from cost method investments to available-for-sale equity securities (Note 6 (b)(i)). The transferred Class A common shares consists of 5.4 million Class A common shares with no trading restrictions and a further 10.7 million Class A common shares with trading restrictions that expire by September 30, 2014.

As at September 30, 2013, the Company held a further 17.4 million Class A common shares with trading restrictions exceeding one year, which are classified as a cost method investment because they do not have a readily determinable fair value.

7.	OTHER LONG-TERM INVESTMENTS

	September 30, 2013	December 31, 2012

Prepayments	$143,382	$153,941
Treasury Bill	107,798	106,531
Other	—	10,140

	$251,180	$270,612

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	OTHER LONG-TERM INVESTMENTS (Continued)

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	6.3%	4.4%	6.3%	4.4%
Term	1.1 years	1.8 years	2.0 years	0.3 years

Based on the discounted cash flow models as at September 30, 2013, the fair values of the T-Bill and tax prepayments were estimated at $107.8 million and $143.4 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized loss of $1.0 million (2012 – $14.8 million unrealized gain) on the T-Bill and an unrealized loss of $12.6 million (2012 – $15.2 million unrealized gain) on the tax prepayments in accumulated other comprehensive income for the nine month period ended September 30, 2013.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2013			December 31, 2012
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Oyu Tolgoi, Mongolia	$4,029,809	$(180,917)	$3,848,892	$—	$—	$—
Ovoot Tolgoi, Mongolia	462,182	(149,363)	312,819	460,938	(108,946)	351,992

	$4,491,991	$(330,280)	$4,161,711	$460,938	$(108,946)	$351,992

Mineral property interests
Oyu Tolgoi, Mongolia	$923,773	$(37,192)	$886,581	$1,087,799	$(15,729)	$1,072,070
Ovoot Tolgoi, Mongolia	37,494	(11,387)	26,107	37,606	(2,215)	35,391
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$962,519	$(49,823)	$912,696	$1,126,657	$(19,188)	$1,107,469

Other capital assets
Oyu Tolgoi, Mongolia	$42,509	$(10,989)	$31,520	$644,114	$(78,354)	$565,760
Ovoot Tolgoi, Mongolia	3,046	(1,260)	1,786	3,414	(1,231)	2,183
Other exploration projects	5,206	(4,469)	737	4,678	(3,911)	767

	$50,761	$(16,718)	$34,043	$652,206	$(83,496)	$568,710

Capital works in progress
Oyu Tolgoi, Mongolia	$1,952,098	$—	$1,952,098	$4,710,266	$—	$4,710,266
Ovoot Tolgoi, Mongolia	56,018	—	56,018	55,912	—	55,912

	$2,008,116	$—	$2,008,116	$4,766,178	$—	$4,766,178

	$7,513,387	$(396,821)	$7,116,566	$7,005,979	$(211,630)	$6,794,349

9.	CONVERTIBLE CREDIT FACILITY

	September 30, 2013	December 31, 2012

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	335	259
Reduction of carrying amount upon partial conversion of convertible debenture in 2010	(93,370)	(93,370)

Carrying amount of debt host contract	93,673	93,597

Embedded derivative liability	4,673	8,876

Convertible credit facility	98,346	102,473

Accrued interest	9,326	6,301

Transaction costs allocated to deferred charges	(2,795)	(2,796)

Net carrying amount of convertible credit facility	$104,877	$105,978

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 20).

SouthGobi expects to file restated financial statements and the related MD&A for the years ended December 31, 2012 and 2011 as soon as possible. Any delay in filing these items could ultimately result in an event of default of SouthGobi’s convertible debenture held by CIC, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC.

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

During the three months ended June 30, 2013, SouthGobi and CIC mutually agreed upon a three month deferral of the convertible debenture’s semi-annual $7.9 million cash interest payment due on May 19, 2013. Subsequently, SouthGobi and CIC agreed to an additional deferral of one month, and the cash interest payment was settled on September 19, 2013.

As at September 30, 2013, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $4.7 million (December 31, 2012 - $8.9 million). During the nine month period ended September 30, 2013, Turquoise Hill recognized a gain of $4.2 million (2012 - $38.9 million) as a result of the change in the fair value of the embedded derivative liability.

During the nine month period ended September 30, 2013, Turquoise Hill capitalized $nil (2012 - $9.4 million) of interest expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, SouthGobi’s share price, expected volatility of SouthGobi’s share price, risk-free rate of return, spot Cdn$ exchange rates and forward Cdn$ exchange rate curves.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

Assumptions used in the Monte Carlo valuation model were as follows:

	September 30, 2013	December 31, 2012

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Common share price	Cdn$1.15	Cdn$2.05
Expected volatility	69%	70%
Risk-free rate of return	2.97%	2.26%
Foreign exchange spot rate (U.S. Dollar equivalent to Cdn$1)	0.97	1.01
Forward foreign exchange rate curve (U.S. Dollar equivalent to Cdn$1)	0.94 - 0.97	0.96 - 1.01

10.	INTERIM AND BRIDGE FUNDING FACILITIES

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

As at September 30, 2013, a total of approximately $1.8 billion (December 31, 2012—$1.8 billion) had been drawn on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During the nine month period ended September 30, 2013, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. Any interest and fees incurred under the interim funding facility are subject to a gross-up for applicable withholdings taxes.

During the nine month period ended September 30, 2013, interest expense of $92.6 million (2012 - $69.6 million), including a gross-up for applicable withholding taxes, was incurred on the interim funding facility, of which $87.3 million (2012 - $69.6 million) was capitalized as Oyu Tolgoi mine development costs.

(b)	Short-Term Bridge Facility and New Bridge Facility

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million (Short-Term Bridge Facility). Amounts drawn under the Short-Term Bridge Facility have been fully repaid.

Amounts advanced to the Company under the Short-Term Bridge Facility bore interest at LIBOR plus 5%. Interest and fees incurred under the Short-Term Bridge Facility were subject to a gross-up for applicable withholding taxes.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	INTERIM AND BRIDGE FUNDING FACILITIES (Continued)

(b)	Short-Term Bridge Facility and New Bridge Facility (continued)

During the nine month period ended September 30, 2013, a front end fee of $1.3 million, interest of $0.9 million and commitment fees of $0.6 million, each inclusive of a gross-up for applicable withholding taxes, were incurred on the Short-Term Bridge Facility, of which $2.4 million was capitalized as Oyu Tolgoi mine development costs.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package, including a new bridge facility (“New Bridge Facility”). Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that matures on December 31, 2013. The New Bridge Facility is subject to a front end fee of $6.0 million, an interest rate of LIBOR plus 5.0% per annum on drawn amounts and a commitment fee of 2.0% per annum on undrawn amounts. Interest and fees incurred under the New Bridge Facility are subject to a gross-up for applicable withholding taxes.

As at September 30, 2013, a total of approximately $207.9 million had been drawn on the New Bridge Facility.

During the nine month period ended September 30, 2013, a front end fee of $6.7 million, interest of $0.7 million and commitment fees of $1.2 million, each inclusive of a gross-up for applicable withholding taxes, were incurred on the New Bridge Facility, of which $4.7 million was capitalized as Oyu Tolgoi mine development costs.

(c)	Bridge Funding Facility

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the Oyu Tolgoi mine. The bridge funding facility, which bore interest at LIBOR plus 5.0%, was not extended past its May 23, 2013 maturity date.

During 2012, the Company incurred a front end fee of $16.7 million. Additionally, a commitment fee of 1.75%, calculated on an annual basis on the daily average of the undrawn amount under the bridge funding facility, was payable on a semi-annual basis in arrears throughout the term of the bridge funding facility.

Any interest and fees incurred under the bridge funding facility were subject to a gross-up for applicable withholding taxes.

During the nine month period ended September 30, 2013, commitment fees of $11.5 million (2012 - $10.6 million), including a gross-up for applicable withholding taxes, were incurred on the bridge funding facility, of which $11.3 million (2012 - $10.6 million) was capitalized as Oyu Tolgoi mine development costs.

No amounts were ever drawn on the bridge funding facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL

(a)	Rio Tinto Holdings

As at September 30, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012 – 50.8%). In addition, as at September 30, 2013, Rio Tinto held 74.2 million share purchase warrants (December 31, 2012 – 74.2 million) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

(b)	Share Options

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Turquoise Hill Resources Ltd. (i)	$1,521	$10,180	$7,588	$60,432
SouthGobi Resources Ltd.	196	3,238	1,460	12,188
Inova Resources Limited	903	2,366	4,021	6,923

	$2,620	$15,784	$13,069	$79,543

(i)	During the nine month period ended September 30, 2013, 499,525 options were exercised, 7,932,172 options were cancelled, 1,026,688 options expired and nil options were granted.

During the nine month period ended September 30, 2013, stock-based compensation of $3.2 million (2012 - $9.2 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Loss on Available- For-Sale Equity Securities	Unrealized Loss on Available- For-Sale Debt Securities	Currency Translation Adjustments	Noncontrolling Interests	Total Attributable to the Company

Balance, December 31, 2012	$(461)	$(4,133)	$26,161	$(8,718)	$12,849

Change in other comprehensive (loss) income before reclassifications	9,802	(13,650)	(23,124)	13,471	(13,501)
Reclassifications from accumulated other comprehensive income	6,612	—	—	—	6,612

Net current-period other comprehensive (loss) income	16,414	(13,650)	(23,124)	13,471	(6,889)

Balance, September 30, 2013	$15,953	$(17,783)	$3,037	$4,753	$5,960

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Consolidated Statement of Operations
	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013

Unrealized loss on available-for-sale equity securities:
Other-than-temporary impairment charges	$—	$(6,612)	Other expense

13.	NONCONTROLLING INTERESTS

At September 30, 2013, there were noncontrolling interests in Oyu Tolgoi, SouthGobi and Inova:

	Noncontrolling Interests
	Oyu Tolgoi (a)	SouthGobi	Discontinued Operations (Note 4)	Total

Balance, December 31, 2012 (Restated)	$(334,601)	$246,748	$98,380	$10,527
Noncontrolling interests’ share of loss	(103,004)	(42,979)	(36,360)	(182,343)
Noncontrolling interests’ share of other comprehensive loss	(4,288)	535	(9,718)	(13,471)
Common share investments funded on behalf of noncontrolling interest (a)	105,400	—	—	105,400
Funded amounts repayable to the Company (a)	(105,400)	—	—	(105,400)
Changes in noncontrolling interests arising from changes in ownership interests	—	(3,425)	1,112	(2,313)

Balance, September 30, 2013	$(441,893)	$200,879	$53,414	$(187,600)

(a)	Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at September 30, 2013, the cumulative amounts of such funding and unrecognized interest were $751.2 million (December 31, 2012 - $645.8 million) and $96.6 million (December 31, 2012 - $59.7 million) respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	COST OF SALES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
		(Restated)		(Restated)
Production and delivery	$8,553	$10,677	$19,243	$60,347
Depreciation and depletion	8,398	3,234	10,923	15,955
Write-down of carrying value of inventory	13,036	3,913	32,811	7,972

Cost of sales during mine operations	29,987	17,824	62,977	84,274
Cost of sales related to idled mine assets (i)	4,511	18,931	26,679	34,517

	$34,498	$36,755	$89,656	$118,791

(i)	During the second quarter of 2012, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012. While operations at the Ovoot Tolgoi mine resumed on March 22, 2013, the 2013 production plan does not fully utilize SouthGobi’s existing mining fleet. Accordingly, costs related to idled mine assets continue to be incurred subsequent to March 22, 2013.

Cost of sales related to idled mine assets for the three and nine month periods ended September 30, 2013 includes $4.5 million (2012 - $12.5 million) and $21.3 million (2012 - $21.3 million) of depreciation expense respectively. The depreciation expense relates to SouthGobi’s idled plant and equipment.

15.	OTHER EXPENSE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Unrealized losses on long-term investments	$(128)	$(1,197)	$(596)	$(3,851)
Realized (losses) gains on long-term investments	(39)	—	(82)	38
Unrealized gains on other long-term investments	—	28	238	10,943
Realized gains on other long-term investments	—	4,429	1,952	4,461
Write-down of carrying value of long-term investments	—	(16,109)	(4,649)	(27,514)

	$(167)	$(12,849)	$(3,137)	$(15,923)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
		(Restated Note 2)		(Restated Note 2)

Net (loss) income	$(168,041)	$79,630	$(432,682)	$(343,844)
Loss from discontinued operations	16,528	22,077	83,733	107,360
Items not involving use of cash
Stock-based compensation	1,609	12,987	9,580	67,099
Accretion expense	1,383	862	4,826	1,947
Depreciation	13,578	16,422	32,183	34,072
Accrued interest income	(1,972)	(2,625)	(7,385)	(7,662)
Financing costs	—	—	—	164,384
Unrealized losses on long-term investments	128	1,197	596	3,851
Realized gains on sale of long-term investments	39	—	82	(38)
Unrealized gains on other long-term investments	—	(28)	(238)	(10,943)
Realized gains on other long-term investments	—	(4,429)	(1,952)	(4,461)
Change in fair value of derivative	—	(176,158)	—	(194,664)
Change in fair value of embedded derivatives	(113)	(12,856)	(4,204)	(38,851)
Unrealized foreign exchange losses (gains)	550	(12,383)	1,006	(17,379)
Share of loss of significantly influenced investees	521	6,711	3,072	26,977
Write-down of carrying value of inventories	11,884	5,494	38,266	10,792
Write-down of carrying value of property, plant and equipment	272	2,288	5,194	2,288
Write-down of carrying value of long-term investments	—	16,109	4,649	27,514
Deferred income taxes	3,761	(10,635)	(4,636)	(12,605)
Bonus shares	—	431	—	5,521
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	3,185	4,215	4,211	11,876
Due from related parties	(613)	(402)	(1,294)	(325)
Inventories	(223,534)	(23,119)	(410,816)	(72,132)
Prepaid expenses	(6,684)	21,891	(3,711)	(132)
(Decrease) increase in:
Accounts payable and accrued liabilities	19,770	(31,816)	52,266	(29,211)
Payable to related parties	(4,339)	18,611	(34,657)	16,919
Deferred revenue	35,417	(5,438)	43,349	(9,465)
Interest payable on long-term debt	1,048	(7,241)	7,025	2,626

Cash used in operating activities for continuing operations	(295,623)	(78,205)	(611,537)	(258,486)
Cash used in operating activities for discontinued operations	(5,814)	(30,462)	(5,821)	(112,383)

Cash used in operating activities	$(301,437)	$(108,667)	$(617,358)	$(370,869)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Financing activities:
Rights offering	$—	$493,673	$—	$493,673
Interest settlement on convertible credit facility (Note 9)	4,000	—	4,000	4,000

	$4,000	$493,673	$4,000	$497,673

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES

	Nine Months Ended September 30, 2013
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$26,178	$—	$—	$26,178

COST OF SALES	—	(89,656)	—	—	(89,656)

EXPENSES
Exploration and evaluation	(26,307)	(680)	(4,671)	—	(31,658)
Other operating expenses	(131,417)	(13,093)	—	—	(144,510)
General and administrative	—	—	—	(44,940)	(44,940)
Depreciation	(707)	(156)	(567)	(9)	(1,439)
Accretion of asset retirement obligations	(4,400)	(348)	—	—	(4,748)
Write-down of trade receivables	—	—	—	—	—
Write-down of carrying value of materials and supplies inventory	—	(6,930)	—	—	(6,930)
Write-down of carrying value of property, plant and equipment	—	(5,194)	—	—	(5,194)

TOTAL EXPENSES	(162,831)	(116,057)	(5,238)	(44,949)	(329,075)

OPERATING LOSS	(162,831)	(89,879)	(5,238)	(44,949)	(302,897)

OTHER INCOME (EXPENSES)
Interest income	2,520	56	29	11,158	13,763
Interest expense	—	(15,221)	—	(6,246)	(21,467)
Financing costs	—	—	—	—	—
Foreign exchange gains (losses)	1,518	(1,029)	(304)	(1,237)	(1,052)
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	4,204	—	—	4,204
Other (expense) income	—	(3,745)	—	608	(3,137)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(158,793)	(105,614)	(5,513)	(40,666)	(310,586)
(Provision) recovery of income and other taxes	(39,359)	4,163	(95)	—	(35,291)
Share of loss of significantly influenced investees	—	(43)	—	(3,029)	(3,072)

NET LOSS FROM CONTINUING OPERATIONS	(198,152)	(101,494)	(5,608)	(43,695)	(348,949)

CAPITAL EXPENDITURES	$852,539	$4,602	$461	$37	$857,639

TOTAL ASSETS	$7,736,958	$598,655	$5,935	$202,793	$8,544,341

Inova is excluded from the table above as it is reported as a discontinued operation (Note 4).

(a)	During the nine months ended September 30, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the two largest customers were $14.6 million and $7.9 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2013
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$15,651	$—	$—	$15,651

COST OF SALES	—	(34,498)	—	—	(34,498)

EXPENSES
Exploration and evaluation	(13,815)	(186)	(973)	—	(14,974)
Other operating expenses	(69,805)	(4,469)	—	—	(74,274)
General and administrative	—	—	—	(12,117)	(12,117)
Depreciation	(243)	(35)	(207)	—	(485)
Accretion of asset retirement obligations	(1,234)	(121)	—	—	(1,355)
Write-down of trade receivables	—	—	—	—	—
Write-down of carrying value of materials and supplies inventory	—	—	—	—	—
Write-down of carrying value of property, plant and equipment	—	(272)	—	—	(272)

TOTAL EXPENSES	(85,097)	(39,581)	(1,180)	(12,117)	(137,975)

OPERATING LOSS	(85,097)	(23,930)	(1,180)	(12,117)	(122,324)

OTHER INCOME (EXPENSES)
Interest income	700	11	4	1,290	2,005
Interest expense	—	(5,183)	—	(3,667)	(8,850)
Financing costs	—	—	—	—	—
Foreign exchange gains (losses)	2,235	(637)	(241)	1,223	2,580
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	113	—	—	113
Other expense	—	(167)	—	—	(167)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(82,162)	(29,793)	(1,417)	(13,271)	(126,643)
Provision of income and other taxes	(20,430)	(3,903)	(16)	—	(24,349)
Share of loss of significantly influenced investees	—	(16)	—	(505)	(521)

NET LOSS FROM CONTINUING OPERATIONS	(102,592)	(33,712)	(1,433)	(13,776)	(151,513)

CAPITAL EXPENDITURES	$98,447	$2,811	$274	$11	$101,543

TOTAL ASSETS	$7,736,958	$598,655	$5,935	$202,793	$8,544,341

Inova is excluded from the table above as it is reported as a discontinued operation (Note 4).

(a)	During the three months ended September 30, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the largest customer was $12.3 million.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2012 (Restated)
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$76,877	$—	$—	$76,877

COST OF SALES	—	(118,791)	—	—	(118,791)

EXPENSES
Exploration and evaluation	(19,940)	(8,091)	(12,570)	—	(40,601)
Other operating expenses	(32,459)	(22,730)	—	—	(55,189)
General and administrative	—	—	—	(130,765)	(130,765)
Depreciation	—	(163)	(122)	(38)	(323)
Accretion of asset retirement obligations	(1,462)	(388)	—	—	(1,850)
Write-down of trade receivables	—	—	—	—	—
Write-down of carrying value of materials and supplies inventory	—	—	—	—	—
Write-down of carrying value of property, plant and equipment	—	(2,288)	—	—	(2,288)

TOTAL EXPENSES	(53,861)	(152,451)	(12,692)	(130,803)	(349,807)

OPERATING LOSS	(53,861)	(75,574)	(12,692)	(130,803)	(272,930)

OTHER INCOME (EXPENSES)
Interest income	4,687	346	55	7,052	12,140
Interest expense	—	(5,970)	(5)	(1,114)	(7,089)
Financing costs	—	—	—	(164,384)	(164,384)
Foreign exchange (losses) gains	(464)	(2,097)	(184)	17,217	14,472
Change in fair value of derivative	—	—	—	194,664	194,664
Change in fair value of embedded derivatives	—	38,851	—	—	38,851
Other (expense) income	—	(19,892)	—	3,969	(15,923)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(49,638)	(64,336)	(12,826)	(73,399)	(200,199)
(Provision) recovery of income and other taxes	(21,604)	5,292	(619)	7,623	(9,308)
Share of loss of significantly influenced investees	—	(75)	—	(26,902)	(26,977)

NET LOSS FROM CONTINUING OPERATIONS	(71,242)	(59,119)	(13,445)	(92,678)	(236,484)

CAPITAL EXPENDITURES	$1,924,207	$86,306	$125	$9	$2,010,646

TOTAL ASSETS	$6,212,369	$741,847	$9,849	$1,607,534	$8,571,599

Inova is excluded from the table above as it is reported as a discontinued operation (Note 4).

(a)	During the nine months ended September 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the three largest customers were $23.4 million, $21.9 million and $14.3 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2012 (Restated)
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$3,805	$—	$—	$3,805

COST OF SALES	—	(36,755)	—	—	(36,755)

EXPENSES
Exploration and evaluation	(4,364)	(959)	(5,595)	—	(10,918)
Other operating expenses	(12,665)	(6,943)	—	—	(19,608)
General and administrative	—	—	—	(18,261)	(18,261)
Depreciation	—	(53)	(25)	(4)	(82)
Accretion of asset retirement obligations	(698)	(130)	—	—	(828)
Write-down of trade receivables	—	—	—	—	—
Write-down of carrying value of materials and supplies inventory	—	—	—	—	—
Write-down of carrying value of property, plant and equipment	—	(2,288)	—	—	(2,288)

TOTAL EXPENSES	(17,727)	(47,128)	(5,620)	(18,265)	(88,740)

OPERATING LOSS	(17,727)	(43,323)	(5,620)	(18,265)	(84,935)

OTHER INCOME (EXPENSES)
Interest income	1,483	90	26	2,688	4,287
Interest expense	—	(3,948)	(4)	(352)	(4,304)
Financing costs	—	—	—	—	—
Foreign exchange gains (losses)	851	111	(99)	12,814	13,677
Change in fair value of derivative	—	—	—	176,158	176,158
Change in fair value of embedded derivatives	—	12,856	—	—	12,856
Other (expense) income	—	(17,306)	—	4,457	(12,849)

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(15,393)	(51,520)	(5,697)	177,500	104,890
(Provision) recovery of income and other taxes	(7,942)	3,545	(6)	7,931	3,528
Share of loss of significantly influenced investees	—	(21)	—	(6,690)	(6,711)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(23,335)	(47,996)	(5,703)	178,741	101,707

CAPITAL EXPENDITURES	$605,010	$15,861	$8	$1	$620,880

TOTAL ASSETS	$6,212,369	$741,847	$9,849	$1,607,534	$8,571,599

Inova is excluded from the table above as it is reported as a discontinued operation (Note 4).

(a)	During the three months ended September 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the largest customer was $3.4 million.

18.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	FAIR VALUE ACCOUNTING (Continued)

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$53,585	$31,649	$21,936	$—
Other long-term investments	251,180	—	—	251,180
Long-term investments included in non-current assets held for sale	(822)	(822)	—	—

	$303,943	$30,827	$21,936	$251,180

Liabilities:
Embedded derivative liability	$4,673	$—	$4,673	$—

	$4,673	$—	$4,673	$—

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$15,000	$15,000	$—	$—
Long-term investments	37,472	37,472	—	—
Other long-term investments	270,612	—	—	270,612
Long-term investments included in non-current assets held for sale	(2,280)	(2,280)	—	—

	$320,804	$50,192	$—	$270,612

Liabilities:
Embedded derivative liability	$8,876	$—	$8,876	$—

	$8,876	$—	$8,876	$—

The Company’s short-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s freely tradeable long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments. Whereas, long-term investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices of certain investments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	FAIR VALUE ACCOUNTING (Continued)

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments, the T-Bill and other investments.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 9), is classified within level 2 of the fair value hierarchy as its fair value is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the nine month period ended September 30, 2013.

	Tax Prepayment	T-Bill	Other Investments	Totals
Balance, December 31, 2012	$153,941	$106,531	$10,140	$270,612
Accrued interest	2,052	2,305	—	4,357
Foreign exchange losses	—	—	(139)	(139)
Fair value redeemed	—	—	(10,239)	(10,239)
Unrealized losses included in other comprehensive income	(12,611)	(1,038)	—	(13,649)
Unrealized gains included in earnings	—	—	238	238

Balance, September 30, 2013	$143,382	$107,798	$—	$251,180

19.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)	Turquoise Hill is exposed to credit risk with respect to its accounts receivable and other long-term investments. The significant concentrations of credit risk are situated in Mongolia, China and Australia. Turquoise Hill does not mitigate the balance of this risk.

(b)	Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the interim and bridge funding facilities (Note 10) and cash and cash equivalents. Interest rate risk is concentrated in Canada and principally relates to the U.S. dollar LIBOR. Turquoise Hill does not mitigate the balance of this risk.

20.	CONTINGENCIES

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (“IAAC”) and the Mongolian State Investigation Office (“SIA”) regarding allegations against SouthGobi and some of its former employees and one current employee. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is complete.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	CONTINGENCIES (Continued)

The SIA continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the convertible debenture terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.